UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42999

JM Group Limited

(Translation of registrant’s name into English)

Unit 812, 8/F, Harbour Center Tower 1,
1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Temporary Suspension of Trading

On January 14, 2025, the Securities and Exchange Commission announced the temporary suspension, pursuant to Section 12(k) of the Securities Exchange Act of 1934, of trading in the securities of JM Group Limited (the “Company”) at 4:00 AM ET on January 15, 2026, and terminating at 11:59 PM ET on January 29, 2026, which order is available at https://www.sec.gov/enforcement-litigation/trading-suspensions. The Company has no knowledge of and is not connected to any alleged price manipulation activity as described in the order.  The Company will fully cooperate with both the SEC and NYSE American to resolve this matter accordingly.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2026	JM Group Limited

	By:	/s/ Chun Kwok Stanley Ting
Chun Kwok Stanley Ting
Chief Executive Officer

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